SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Amarin Corporation plc

(Name of Issuer) American Depositary Shares, each representing one Ordinary Share, 50 pence par value per share
(Title of Class of Securities) 023111206
(CUSIP Number) December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 1 of 10 Pages

CUSIP No.  023111206

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,669,509
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,669,509
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,669,509
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 270,879,464 shares of the Issuer outstanding as of October 31, 2017, including 270,509,836 shares held as American Depositary Shares (“ADS”), each representing one Ordinary Share of the Issuer and 369,628 shares held as Ordinary Shares of the Issuer, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2017.

 Page 2 of 10 Pages

CUSIP No.  023111206

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,669,509
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,669,509
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,669,509
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% (1)
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 270,879,464 shares of the Issuer outstanding as of October 31, 2017, including 270,509,836 shares held as ADS, each representing one Ordinary Share of the Issuer and 369,628 shares held as Ordinary Shares of the Issuer, as reported in the Issuer’s Form 10-Q filed with the SEC on November 1, 2017.

 Page 3 of 10 Pages

CUSIP No.  023111206

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,669,509
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,669,509
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,669,509
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 270,879,464 shares of the Issuer outstanding as of October 31, 2017, including 270,509,836 shares held as ADS, each representing one Ordinary Share of the Issuer and 369,628 shares held as Ordinary Shares of the Issuer, as reported in the Issuer’s Form 10-Q filed with the SEC on November 1, 2017.

 Page 4 of 10 Pages

CUSIP No.  023111206

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,669,509
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 22,669,509
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,669,509
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 270,879,464 shares of the Issuer outstanding as of October 31, 2017, including 270,509,836 shares held as ADS, each representing one Ordinary Share of the Issuer and 369,628 shares held as Ordinary Shares of the Issuer, as reported in the Issuer’s Form 10-Q filed with the SEC on November 1, 2017.

 Page 5 of 10 Pages

Amendment No. 1 to Schedule 13G

This Amendment No. 1 to Schedule 13G amends the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 1(a)	Name of Issuer:

Amarin Corporation plc (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2 Pembroke House, Upper Pembroke Street 28-32

Dublin 2, Ireland

Item 2(a)	Name of Person Filing:

This Amendment No. 1 is being filed jointly by the Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities

American Depositary Shares (“ADS”), each representing one Ordinary Share, 50 pence par value per share

Item 2(e)	CUSIP Number

023111206

 Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 1 are incorporated herein reference. Set forth below is the aggregate number of ADS as well as ADS that may be acquired upon conversion of the Series A Preference Shares (“Series A Preferred”) and the conversion of the 3.5% Exchangeable Senior Notes due January 15, 2047 (“2047 Notes”) convertible to 257.2016 ADS per $1,000 of par value, directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), subject to the limitation on conversion described below. The Series A Preferred are convertible into ADS on a 10 for 1 basis and have no voting rights. The information set forth below is based upon 270,879,464 shares of the Issuer outstanding at October 31, 2017, including 270,509,836 ADS, each representing one Ordinary Share of the Issuer and 369,628 shares held as Ordinary Shares of the Issuer, as reported in the Issuer’s 10-Q filed with the SEC on November 1, 2017. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

 Page 7 of 10 Pages

Name	Number of ADS we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	3,693,933	1.4%
Baker Brothers Life Sciences, L.P.	18,975,576	7.0%
Total	22,669,509	8.4%

The Series A Preferred are only convertible to the extent that the holders thereof together with their affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding Ordinary Shares or ADS of the Issuer after conversion (“Series A Beneficial Ownership Limitation”). As a result of this restriction, the number of shares that may be issued upon conversion of the Series A Preferred by the above holders may change depending upon changes in the outstanding shares. By written notice to the Issuer, the Funds may from time to time increase or decrease the Series A Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.9%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The 2047 Notes are only convertible to the extent that the holders thereof together with their affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, no more than 4.98% of the outstanding ADS of the Issuer after conversion (“2047 Notes Beneficial Ownership Limitation”). As a result of this restriction, the number of shares that may be issued upon conversion of the 2047 Notes by the above holders may change depending upon changes in the outstanding shares. By written notice to the Issuer, the Funds may from time to time increase or decrease the 2047 Notes Beneficial Ownership Limitation applicable to that Fund to any other percentage. Any such increase will not be effective until the 65th day after such notice is delivered to the Issuer.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

 Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

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